UNITED STATES
                                  SECURITIES AND EXCHANGE COMMISSION
                                               WASHINGTON, D.C. 20549


     DIVISION OF
CORPORATION FINANCE


                                                                 May 10, 2019

  By E-Mail

  Aneliya S. Crawford, Esq.
  Schulte Roth & Zabel LLP
  919 Third Avenue
  New York, NY 10022

          Re:     MiMedx Group, Inc.
                  Response Letters filed on May 8 and 9, 2019
                  Filed by Parker H. Petit, David J. Furstenberg, and Shawn P. George
                  File No. 001-35887

  Dear Ms. Crawford:

          We have reviewed your response letters and have the following comments.

  Response Letter to Comment Letter dated April 24, 2019 filed May 8, 2019

  1. We reissue prior comment 5. We believe that the attorney-client relationship between two nominees is material to a security holder's decision whether to vote for or against either such nominees as it may bear on the nominees' independence from each other.

  2. Please disclose the substance of the first and last paragraph of your response to prior comment 6.

  3. Please disclose the substance of your response to prior comment 9 in any relevant future soliciting materials.

  4. Refer to prior comment 10. We do not believe you have supported the reference to any dilutive effect of a capital raise. Please confirm that you will not refer to the dilutive effect of any capital raise without support for such opinion.

  Response Letter to Comment Letter dated May 2, 2019 filed May 9, 2019

  5. We reissue comment 1. Until such time as the court indicates otherwise, please revise your disclosure to clarify that only three board seats will be up for election at the June 17,
          2019 meeting.
 Aneliya S. Crawford, Esq.
Schulte Roth & Zabel LLP
May 10, 2019
Page 2

      Please direct any questions to me at (202) 551-3619.

                                                         Sincerely,

                                                         /s/ Daniel F. Duchovny
                                                         Daniel F. Duchovny
                                                         Special Counsel
                                                         Office of Mergers and
Acquisitions